UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2007

Commission File Number 0-51016

Exeter Resource Corporation

(Translation of registrant's name into English)

Suite 1260, 999 West Hastings Street, Vancouver, B.C. Canada V6C 2W2

(Address of principal executive office)

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For Immediate Release: NR 07-30

EXETER DISCOVERS NEW HIGH GRADE GOLD-SILVER ZONE AT CERRO MORO, ARGENTINA

Vancouver, B. C., November 26, 2007 – Exeter Resource Corporation (AMEX:XRA, TSX-V:XRC, Frankfurt: EXB – “Exeter” or the “Company”) reports that step-out drill hole MRC 175 has discovered a new high-grade gold-silver zone at Cerro Moro, Argentina. The new zone is located along strike from mineralization previously reported on the Escondida Vein. Assays from additional drilling in the immediate vicinity of MRC 175 are yet to be received, but visually, some of those holes appear to have intersected sulphides characteristic of hosting the high-grade gold-silver mineralization encountered at Escondida.

The new zone represents the first of more than 20 targets being tested in a “scout” drilling program designed to locate new zones of ore grade mineralization under shallow, but extensive overburden. The results from MRC 175 are the first assays to be released from +5,000 metres of drilling recently completed on the property.

Assays from MRC175, a reverse circulation percussion drill hole sited 430 metres north-west along strike from the known mineralized Escondida vein system, include the following significant results:

•	6.0 metres (“m”) (19.7 feet) at 11.5 grams per tonne (“g/t”) gold (0.33 oz/ton) from a down hole depth of 68.0 m (223.1 feet); including
•	2.0 m (6.6 feet) at 31.1 g/t gold (0.90 oz/ton) from a down hole depth of 71.0 m (233.0 feet).

Note: Silver assay results for MRC 175 are awaited and will be released when received.

Exeter’s Chief Geologist Glen Van Kerkvoort commented: “The vein textures evident in MRC175, coupled with widening intercepts encountered as we drill deeper into this new zone, suggest that we have tapped into the top of a blind mineralized body with the entire zone preserved below. The results reported above do not include the silver assays which are typically very significant.

“The discovery of this new zone certainly demonstrates the potential of the Escondida structure to host mineralization to the northwest of previously reported ore grade mineralization. Significantly, we have yet to drill test the structure along the southeast extension, where the structure appears to continue for another 1.6 kilometres. This three-kilometre long structure has the potential for multiple high grade gold-silver zones.

“The large Cerro Moro epithermal system is estimated to be some 100 square kilometres (39 square miles) in size. Fortunately, we have now refined our geological and geophysical interpretation of the system to an extent that we are very optimistic that a number of the more than 20 targets yet to be drilled will prove to be ore bearing.

“It is very fulfilling indeed for our exploration geologists to have the opportunity to define their careers by participating in the success of a project such as Cerro Moro.”

Assay results from some 60 drill holes completed since early August are awaited. Two drill rigs are continuing the scout drilling program with a third rig testing expansions to the known high grade zones at Escondida, Loma Escondida and Esperanza.

To enlarge the above map, please click on it

Quality Control and Assurance

Drill widths presented above are drill intersection widths and may not represent the true widths of mineralization.

Gold assay results presented above are preliminary and have been calculated using a 0.5 g/t gold cut-off grade, with no cutting of high grades. Reverse circulation drill samples are collected using a cyclone in one metre intervals; most samples are then composited into three metre samples. All diamond drill core samples are split on regular metre intervals or on geological contacts and represent sawn half HQ-size core. Samples were prepared at the ALS Chemex preparation facility in Mendoza and assayed by fire assay (50 gram charge) at the ALS Chemex laboratory in Chile, both ISO-9001:2000 certified laboratories.

Check assaying of all samples assaying greater than 1.0 g/t gold is completed by ALS Chemex. Samples returning greater than 10 g/t gold and/or greater than 100 g/t silver are assayed using gravimetric analyses. Standard and blank samples are used throughout the sample sequence as checks for diamond drilling. Standard, blank and duplicate samples are used throughout the sample sequence as checks for the reverse circulation drilling.

Assaying by the screen fire assay method has been implemented in conjunction with standard 50 gram fire assaying, for diamond drill cores that contain visible gold. The procedure for screen fire assaying involves crushing and sieving of a nominal 1,000 gram sample to a particle size of 100 microns. All material which does not pass through the 100 micron sieve is then assayed. Two fire assays are undertaken on the undersize material as a check on homogeneity. The total gold content is then calculated.

Matthew Williams, Exeter’s Exploration Manager and a “qualified person” within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release.

About Exeter

Exeter Resource Corporation is a Canadian mineral exploration company focused on the discovery and development of gold and silver properties in South America.

The Cerro Moro Project is owned 100% by Exeter, with Cerro Vanguardia S.A, (“CVSA”) (a subsidiary of AngloGold Ashanti) holding a 2% net smelter royalty. Drilling will continue through 2007-2008 to define a high grade gold-silver deposit amenable to open pit mining.

Exeter holds an additional 11 epithermal gold and silver properties in Patagonian Argentina which remain subject to a strategic agreement with CVSA.

In Chile, Exeter is preparing a 10,000 metre drilling program on the Caspiche gold porphyry project, located between the Refugio mine (Kinross Mining) and the giant Cerro Casale gold project (Barrick Gold and Kinross Mining). Although rig availability is extremely tight at present, the Company expects to secure at least two rigs following the Christmas break, with a view to completing the entire program this field season. Exeter has an option to acquire 100% of the Caspiche Project from Minera Anglo American Limitada and Empresa Minera Mantos Blancos S.A.

In southern Chile, Exeter is prospecting 48 gold, silver and base metal targets under a strategic agreement with Rio Tinto Mining and Exploration Limited.

As a result of recent political developments in Mendoza Province, Argentina, the further development of the advanced Don Sixto Gold Project has been put on hold. The Company recently filed suit in the Mendoza Courts challenging the constitutionality of the new legislation which has the effect of banning conventional mining in the province. The Company will, however, continue to work with authorities in Mendoza, and with representatives of other mining companies, to effect legislative amendment.

You are invited to visit the Exeter web site at www.exeterresource.com.

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President and CEO

For further information, please contact: B. Roxburgh, President or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1260, 999 West Hastings St. Vancouver, BC Canada V6C2W2 exeter@exeterresource.com

Safe Harbour Statement - This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995, including the Company’s belief as to the timing of the commencement and completion of its drilling programs, the appearance of drill samples and the potential of its Cerro Moro project. These statements reflect the Company’s current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the Company.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION

(Registrant)

Date November 26, 2007

By:	/s/ Susan E. McLeod

Susan E. McLeod

Secretary